Exhibit 12.1

Nevada Power Company

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
			Amounts in 000’s
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$4,582	$(3,296)	$224,540	$132,734	$104,312	$19,277	$(235,070)
Income Taxes	2,366	(1,686)	117,510	63,995	56,572	(614)	(131,784)

Income (Loss) From Continuing Operations before Income Taxes	6,948	(4,982)	342,050	196,729	160,884	18,663	(366,854)
Fixed Charges	47,140	47,081	190,333	159,776	145,055	195,342	137,968
Capitalized Interest- (allowance for borrowed funds used during construction)	(2,550)	(5,372)	(11,614)	(23,187)	(5,738)	(2,700)	(3,412)
Total	$51,538	$36,727	$520,769	$333,318	$300,201	$211,305	$(232,298)

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$47,140	$47,081	$190,333	$159,776	$145,055	$195,342	$137,968

Total	$47,140	$47,081	$190,333	$159,776	$145,055	$195,342	$137,968

RATIO OF EARNINGS TO FIXED CHARGES	1.09	—	2.74	2.09	2.07	1.08	—
DEFICIENCY	$—	$10,354	$—	$—	$—	$—	$370,266

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.